October 22, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ibolya Ignat Angela Connell Tamika Sheppard Suzanne Hayes

Re:	Septerna, Inc. (the “Registrant”)

Registration Statement on Form S-1 (File No. 333-282469)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between October 21, 2024 and the date hereof, approximately 1,100 copies of the Preliminary Prospectus, dated October 21, 2024, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, October 24, 2024 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC TD SECURITIES (USA) LLC CANTOR FITZGERALD & CO. WELLS FARGO SECURITIES, LLC As representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name:	Benjamin Burdett
Title:	Managing Director, Head of HC ECM

TD SECURITIES (USA) LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Global Head of Investment Banking

WELLS FARGO SECURITIES, LLC

By:	/s/ Ryan Haney
Name:	Ryan Haney
Title:	Executive Director

[Signature Page to Acceleration Request Letter]